Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Six Months Ended June 30, 2009
Income from Continuing Operations Before Taxes	$136.5
Add:
One-third of rents	4.2
Interest on long-term and short-term debt	55.1
Interest capitalized, net of amortization	0.3

Earnings from Continuing Operations	$196.1

Fixed charges:
One-third of rents	$4.2
Interest on long-term and short-term debt	55.1
Interest capitalized	2.9

Fixed Charges from Continuing Operations	$62.2

Ratio of Earnings to Fixed Charges from Continuing Operations	3.2

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.